[I&M LETTERHEAD]
April 12, 2010
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3628

Attention:	Peggy Kim, Esq. Special Counsel Office of Mergers & Acquisitions

Re:	Pinnacle Entertainment, Inc. Preliminary Proxy Statement on Schedule 14A Filed April 2, 2010 File No. 001-13641
Dear Ms. Kim:
This letter is being filed on behalf of our client, Pinnacle Entertainment, Inc. (the “Company”), in response to comments received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 9, 2010 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed on April 2, 2010 with the Commission. The numbered paragraph and headings below correspond to the numbering and headings set forth in the comment letter. To assist in your review, the Staff’s comments are highlighted in bold below and are followed by the responses of the Company.
The Company has filed a revised Preliminary Proxy Statement on Schedule 14A on April 12, 2010 (the “Revised Preliminary Proxy”) in response to your comments. In addition to the EDGAR filing, the Company is delivering a hard copy of this letter, along with a courtesy copy of the Revised Preliminary Proxy marked to indicate changes from the version filed on April 2, 2010.
On March 22, 2010, the American Federation of Labor & Congress of Industrial Organizations (“AFL-CIO”) filed a preliminary proxy statement with proposals for four non-binding resolutions. The proposals generally dealt with (1) requiring the Chairman of the Board to be an independent director and precluding present or former executive officers of the Company from serving as the Chairman of the Board; (2) adopting a majority voting standard in the uncontested election of directors; (3) requiring advisory stockholder votes as to certain compensation matters; and (4) barring the use of tax gross-up payments for senior executives and directors.

On April 8, 2010, the AFL-CIO filed a revised preliminary proxy statement which withdrew all of the proposals mentioned above, except for the proposal requiring advisory stockholder votes as to certain compensation matters. In addition to the changes made pursuant to the Staff’s comments, the Revised Preliminary Proxy reflects the withdrawal of such proposals.
The Company would appreciate your expedited review of the Revised Preliminary Proxy as its May 11, 2010 Annual Meeting is approaching and it would like to file the Definitive Proxy Statement with the Commission and mail the Definitive Proxy Statement to its stockholders as soon as possible.
Schedule 14A
1.	Please revise to state that the proxy statement and form of proxy are “preliminary copies.” Refer to Rule 14a-6(e)(1).
Response:
In response to the Staff’s comments, the Company has inserted “PRELIMINARY COPY — SUBJECT TO COMPLETION” as a heading in the letter to stockholders, the Notice of Annual Meeting of Stockholders, Page 1 of the Revised Preliminary Proxy and on the Proxy Card.
2.	Please revise to identify each participant in your solicitation. Refer to Instruction 3 to Item 4 of Schedule 14A.
Response:
In response to the Staff’s comment, the Company has revised the disclosure on Page 3 of the Revised Preliminary Proxy, by adding the following statement: “The Company’s current directors and executive officers are participants in the solicitation of proxies.”
3.	Please briefly describe each shareholder proposal in the letter to shareholders and the notice.
Response:
In response to the Staff’s comment, the Company has inserted a brief description of the one remaining stockholder proposal (the other three having been withdrawn by the proponent) in the letter to stockholders, the Notice of Annual Meeting of Stockholders and Page 1 of the Revised Preliminary Proxy.
4.	Please revise to include a background discussion of the contacts between the AFL-CIO and the company during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by the AFL-CIO and the material details of any discussions or correspondence.

Response:
In response to the Staff’s comment, the Company has inserted on Page 59 of the Revised Preliminary Proxy under the heading “Background of Stockholder Proposal” a background discussion of the contacts between the AFL-CIO and the Company leading up to the current solicitation.
5.	Please revise to state whether the nominees have consented to being named in the proxy statement and to serve if elected. Refer to Rule 14a-4(d)(4).
Response:
In response to the Staff’s comment, the Company has included a statement on Page 5 of the Revised Preliminary Proxy that the nominees have consented to being named in the proxy statement and that all nominees have agreed to serve on the Board of Directors, if elected.
6.	Please revise to identify the color of your proxy card.
Response:
In response to the Staff’s comment, the Company has indicated that the proxy card is white throughout the Revised Preliminary Proxy.
*   *   *   *   *   *
With respect to the preceding responses, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in respect to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the foregoing, please contact me at (310) 277-1010.

Sincerely,
/s/ Ashok W. Mukhey
Ashok W. Mukhey

Copy to:
Mr. Stephen H. Capp,
Executive Vice President and Chief Financial Officer of Pinnacle Entertainment, Inc.
John A. Godfrey, Esq.,
Executive Vice President, Secretary and General Counsel of Pinnacle Entertainment, Inc.